OSISKO REPORTS Q1 2023 RESULTS

Strong cash margin of $55.5 million and operating cash flows of $45.5 million

9% increase in quarterly dividend

Montréal, May 10, 2023 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2023. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights - First Quarter of 2023

  23,111 GEOs1 earned, an increase of 27% over the first quarter of 2022 (Q1 2022 - 18,251);
  Revenues from royalties and streams of $59.6 million (Q1 2022 - $50.7 million);
  Cash flows generated by operating activities2 of $45.5 million (Q1 2022 - $40.5 million);
  Cash margin3 of $55.5 million or 93% (Q1 2022 - $47.5 million or 94%)
  Net earnings2 of $20.8 million, $0.11 per basic share (Q1 2022 - $16.8 million, $0.10 per basic share);
  Adjusted earnings3 of $32.6 million, $0.18 per basic share (Q1 2022 - $24.8 million, $0.15 per basic share);
  Repayment of $15.0 million under the revolving credit facility;
  Increase in the cash balance to $119.1 million as at March 31, 2023; and
  Declaration of a quarterly dividend of $0.055 per common share paid on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Sandeep Singh, President and CEO of Osisko commented: "We had a good start to 2023 and expect growth in deliveries over the year as we reap the benefits of ramp-ups at some of our core assets, in addition to the anticipated near-term closing of the CSA transaction, positioning Osisko for another record year.

The catalysts in our portfolio continue to intensify. Agnico Eagle's consolidation of the Canadian Malartic mine provides multiple avenues for further production upside as it studies ways to maximize mill throughput. Further, the partnership between Gold Fields and Osisko Mining on the Windfall project is a tremendous outcome that de-risks an important asset in our portfolio. We congratulate the Osisko Mining team on a great result. More globally, our partners continue to unlock significant value across our shared asset base with an average of over 1.1 million meters drilled per year over the past six years. This value is daylighting itself across the entire portfolio highlighting the free upside embedded within our asset base."

Subsequent to March 31, 2023

  Declaration of a quarterly dividend of $0.060 per common share (an increase of 9.1%) payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

Board Renewal

The Corporation is pleased to announce that Mr. Norman MacDonald is a new independent candidate for election at its upcoming Annual Meeting of Shareholders  to be held on June 7, 2023.  Mr. MacDonald has over 25 years of experience working at natural resource focused institutional investment firms.  Mr. Charles E. Page, who is nearing the end of his tenure as per the Corporation's policies, will not be standing for re-election.  The members of the Board of Directors and management would like to express their appreciation to Mr. Page for his insight and valuable contribution over the years.

Q1 2023 RESULTS CONFERENCE CALL AND WEBCAST DETAILS

Osisko provides notice of first quarter 2023 results and webcast and conference call details.

Results Release:	Wednesday, May 10th, 2023 after market close

Conference Call:	Thursday, May 11th, 2023 at 10:00 am ET

Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 02416869

Webcast link:	https://viavid.webcasts.com/starthere.jsp?ei=1608666&tp_key=f4d17ca2be
Replay (available until Sunday, June 11th at 10:00 am ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 416869#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2023	2022

Gold(i)	$1,890	$1,877
Silver(ii)	$22.55	$24.01

Exchange rate (US$/Can$)(iii)	1.3525	1.2662

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) From continuing operations

(3) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from continuing operations less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from continuing operations.

	Three months ended March 31,
	2023	2022
	$	$

Royalty interests
Revenues	39,178	34,989
Less: cost of sales (excluding depletion)	(135)	(94)
Cash margin (in dollars)	39,043	34,895

Depletion	(6,848)	(6,855)
Gross profit	32,195	28,040

Stream interests
Revenues	20,409	15,700
Less: cost of sales (excluding depletion)	(3,906)	(3,087)
Cash margin (in dollars)	16,503	12,613

Depletion	(6,647)	(4,443)
Gross profit	9,856	8,170

Royalty and stream interests Total cash margin (in dollars)	55,546	47,508
Divided by: total revenues	59,587	50,689
Cash margin (in percentage of revenues)	93.2%	93.7%

Total - Gross profit	42,051	36,210

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended March 31,
	2023	2022
(in thousands of dollars, except per share amounts)	$	$

Net earnings from continuing operations	20,848	16,804

Adjustments:
Impairment of assets	271	520
Foreign exchange loss (gain)	18	(876)
Unrealized net (gain) loss on investments	(2,097)	5,840
Share of loss (income) of associates	6,145	(2,604)
Deferred income tax expense	7,460	5,159

Adjusted earnings	32,645	24,843

Weighted average number of common shares outstanding (000's)	184,719	166,926

Adjusted earnings per basic share	0.18	0.15

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at March 31, 2023 and December 31, 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2023	2022
	$	$

Assets

Current assets

Cash	119,084	90,548
Short-term investments	1,644	-
Amounts receivable	8,871	11,700
Other assets	3,201	2,546
	132,800	104,794

Non-current assets

Investments in associates	318,460	319,763
Other investments	72,184	73,504
Royalty, stream and other interests	1,364,329	1,378,253
Goodwill	111,204	111,204
Other assets	9,763	8,783
	2,008,740	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities	3,811	6,825
Dividends payable	10,160	10,121
Lease liabilities	1,085	921
	15,056	17,867

Non-current liabilities

Lease liabilities	7,688	6,701
Long-term debt	134,370	147,950
Deferred income taxes	92,564	86,572
	249,678	259,090

Equity

Share capital	2,087,576	2,076,070
Contributed surplus	78,835	77,295
Accumulated other comprehensive income	45,552	47,435
Deficit	(452,901)	(463,589)
	1,759,062	1,737,211
	2,008,740	1,996,301

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months ended March 31, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2023	2022
	$	$

Revenues	59,587	50,689

Cost of sales	(4,041)	(3,181)
Depletion	(13,495)	(11,298)
Gross profit	42,051	36,210

Other operating expenses
General and administrative	(6,209)	(4,836)
Business development	(1,496)	(1,421)
Operating income	34,346	29,953
Interest income	2,063	1,108
Finance costs	(2,870)	(5,926)
Foreign exchange gain	19	818
Share of (loss) income of associates	(6,145)	2,604
Other gains (Iosses), net	1,826	(6,360)
Earnings before income taxes	29,239	22,197
Income tax expense	(8,391)	(5,393)
Net earnings from continuing operations	20,848	16,804
Net loss from discontinued operations	-	(22,333)
Net earnings (loss)	20,848	(5,529)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	20,848	326
Non-controlling interests	-	(5,855)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2023 and 2022 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2023	2022
	$	$

Operating activities
Net earnings from continuing operations	20,848	16,804
Adjustments for:
Share-based compensation	2,289	1,750
Depletion and amortization	13,754	11,573
Impairment of assets	271	520
Finance costs	123	1,698
Share of loss (income) of associates	6,145	(2,604)
Change in fair value of financial assets at fair value through profit and loss	2,745	7,948
Net gain on dilution of investments	(4,842)	(2,060)
Foreign exchange loss (gain)	16	(876)
Deferred income tax expense	7,460	5,159
Other	(87)	(20)
Net cash flows provided by operating activities before changes in non-cash working capital items	48,722	39,892
Changes in non-cash working capital items	(3,272)	615
Net operating cash flows provided by continuing operations	45,450	40,507
Net operating cash flows used by discontinued operations	-	(16,897)
Net cash flows provided by operating activities	45,450	23,610

Investing activities
Acquisitions of short-term investments	(1,643)	-
Acquisitions of investments	(271)	(6,296)
Acquisitions of royalty and stream interests	-	(9,290)
Net investing cash flows used by continuing operations	(1,914)	(15,586)
Net investing cash flows used by discontinued operations	-	3,314
Net cash flows used in investing activities	(1,914)	(12,272)

Financing activities
Bought deal equity financing	-	311,962
Share issue costs	-	(12,816)
Repayment of long-term debt, net of discount on banker's acceptances	(13,463)	-
Exercise of share options and shares issued under the share purchase plan	8,900	622
Normal course issuer bid purchase of common shares	-	(4,879)
Dividends paid	(9,753)	(8,723)
Withholding taxes on settlement of restricted and deferred share units	(456)	(424)
Other	(212)	(214)
Net financing cash flows used by continuing operations	(14,984)	285,528
Net financing cash flows provided by discontinued operations	-	37,137
Net cash flows provided by (used in) financing activities	(14,984)	322,665

Increase in cash before effects of exchange rate changes	28,552	334,003

Effects of exchange rate changes on cash
Continuing operations	(16)	(92)
Discontinued operations	-	(159)
Net increase in cash	28,536	333,752
Cash - beginning of period	90,548	115,698
Cash - end of period	119,084	449,450